EXHIBIT 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$6,807	$25,083	$14,546
Short-term investments	37,511	42,603	37,350
Trade receivables, net	15,584	15,215	17,514
Other accounts receivables	4,408	2,299	2,359
Inventories	24,785	23,871	25,423

	89,095	109,071	97,192

Non-Current Assets
Property, plant and equipment, net	21,562	21,668	21,769
Other long-term assets	103	160	179

	21,665	21,828	21,948

	110,760	130,899	119,140
Current Liabilities
Short term credit and Current maturities of convertible debentures	7,924	8,798	7,492
Trade payables	14,808	15,942	16,530
Other accounts payables	3,385	4,510	4,045
Deferred revenues	1,792	5,264	2,919

	27,909	34,514	30,986

Non-Current Liabilities
Convertible debentures		8,039	-
Employee benefit liabilities, net	693	834	722
Deferred revenues	6,895	6,867	7,015

	7,588	15,740	7,737
Equity
Share capital	9,312	9,203	9,208
Share premium	160,927	157,212	158,417
Conversion option in convertible debentures	1,147	2,217	1,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	134	54	(116)
Capital reserve from available for sale financial assets	49	93	10
Capital reserve from share-based payments	8,362	7,217	8,783
Capital reserve from employee benefits	(81)	(129)	(81)
Accumulated deficit	(101,097)	(91,732)	(93,461)

	75,263	80,645	80,417

	$110,760	$130,899	$119,140

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income (loss)

	Six months period ended June 30,		Three months period ended June 30,		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar (Except for per-share income (loss) data)

Revenues from proprietary products	$15,881	$16,142	$12,708	$8,721	$44,389
Revenues from distribution	12,295	12,842	6,538	7,076	26,676

Total revenues	28,176	28,984	19,246	15,797	71,065

Cost of revenues from proprietary products	12,930	14,706	9,635	9,703	32,617
Cost of revenues from distribution	11,214	11,082	5,971	6,160	23,406

Total cost of revenues	24,144	25,788	15,606	15,863	56,023

Gross profit (loss)	4,032	3,196	3,640	(66)	15,042

Research and development expenses	7,058	8,433	3,415	5,068	16,030
Selling and marketing expenses	1,743	1,366	944	719	2,898
General and administrative expenses	3,437	3,994	1,737	2,037	7,593

Operating loss	(8,206)	(10,597)	(2,456)	(7,890)	(11,479)

Financial income	300	421	118	179	1,611
Income in respect of currency exchange and translation differences and derivatives instruments, net	761	136	248	97	-
Financial expense	(491)	(1,410)	(252)	(737)	(3,293)
Income (loss) before taxes on income	(7,636)	(11,450)	(2,342)	(8,351)	(13,161)
Taxes on income	-	34	-	11	52
Net loss	(7,636)	(11,484)	(2,342)	(8,362)	(13,213)
Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on available for sale financial assets	39	120	(79)	81	37
Net gain (loss) on cash flow hedge	250	(102)	399	(33)	(272)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans		-		-	48
Total comprehensive loss	$(7,347)	$(11,466)	$(2,022)	$(8,314)	$(13,400)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.21)	$(0.32)	$(0.06)	$(0.23)	$(0.37)

Diluted loss per share	$(0.21)	$(0.32)	$(0.06)	$(0.23)	$(0.37)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2015	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(7,636)	(7,636)
Other comprehensive income (loss)	-	-	-	39	-	250	-	-	-	289
Total comprehensive income (loss)	-	-	-	39	-	250	-	-	(7,636)	(7,636)
Exercise of options into shares, net	104	2,510	-	-	-	-	(1,450)	-	-	1,164
Cost of share-based payment	-	-	-	-	-	-	1,029	-	-	1,029
Balance as of June 30, 2015	$9,312	$160,927	$1,147	$49	$(3,490)	$134	$8,362	$(81)	$(101,097)	$75,263

	Share Capital		Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2014	$9,201		$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-		-	-	-	-	-	-	-	(11,484)	(11,484)
Other comprehensive income (loss)	-		-	-	120	-	(102)	-	-	-	18
Total comprehensive income (loss)	-		-	-	120	-	(102)	-	-	(11,484)	(11,466)
Exercise of options into shares, net	2		104	-	-	-	-	(67)	-	-	39
Conversion of convertible debentures into shares	*	)	8	(1)	-	-	-	-	-	-	7
Cost of share-based payment	-		-	-	-	-	-	2,095	-	-	2,095
Balance as of June 30, 2014	$9,203		$157,212	$2,217	$93	$(3,490)	$54	$7,217	$(129)	$(91,732)	$80,645

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2015	$9,227	$158,893	$1,147	$128	$(3,490)	$(265)	$9,009	$(81)	$(98,755)	$75,813
Net loss	-	-	-	-	-	-	-	-	(2,342)	(2,342)
Other comprehensive income (loss)	-	-	-	(79)	-	399	-	-	-	320
Total comprehensive income (loss)	-	-	-	(79)	-	399	-	-	(2,342)	(2,022)
Exercise of options into shares, net	85	2,034	-	-	-	-	(1,171)	-		948
Cost of share-based payment	-	-	-	-	-	-	524	-		524
Balance as of June 30, 2015	$9,312	$160,927	$1,147	$49	$(3,490)	$134	$8,362	$(81)	$(101,097)	$75,263

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of April 1, 2014	$9,201	$157,117	$2,217	$12	$(3,490)	$87	$6,266	$(129)	$(83,370)	$87,911
Net loss	-	-	-	-	-	-	-	-	(8,362)	(8,362)
Other comprehensive income (loss)	-	-	-	81	-	(33)	-	-	-	48
Total comprehensive income (loss)	-	-	-	81	-	(33)	-	-	(8,362)	(8,314)
Exercise of options into shares, net	2	95	-	-	-	-	(58)	-	-	39
Cost of share-based payment	-	-	-	-	-	-	1,009	-	-	1,009
Balance as of June 30, 2014	$9,203	$157,212	$2,217	$93	$(3,490)	$54	$7,217	$(129)	$(91,732)	$80,645

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital		Share premium	Warrants	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2013	$9,201		$157,100	$-	$2,218	$(27)	$(3,490)	156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-		-	-	-	-	-	-	-	-	(13,213)	(13,213)
Other comprehensive income (loss)	-		-	-	-	37	-	(272)	-	48	-	(187)
Total comprehensive income (loss)	-		-	-	-	37	-	(272)	-	48	(13,213)	(13,400)
Exercise of options into shares	7		238	-	-	-	-	-	(157)	-	-	88
Conversion of convertible debentures into shares	*	)	9	-	(1)	-	-	-	-	-	-	8
Expiration of conversion option on convertible debentures	-		1,070	-	(1,070)	-	-	-	-	-	-	-
Cost of share-based payment	-		-	--	-	-	-	-	3,751	-	-	3,751
Balance as of December 31, 2014	$9,208		$158,417	$-	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417

*) Represents an amount lower than $ 1
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Operating Activities

Net loss	$(7,636)	$(11,484)	$(2,342)	$(8,362)	$(13,213)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,572	1,315	801	652	2,788
Finance expenses (income), net	(570)	853	(123)	461	1,682
Cost of share-based payment	1,029	2,095	524	1,009	3,751
Loss from sale of fixed assets	-	-	-	-	52
Taxes on income	-	34	-	11	(2)
Change in employee benefit liabilities, net	(29)	7	(46)	33	(57)

	2,002	4,304	1,156	2,166	8,214
Changes in asset and liability items:

Decrease (increase) in trade receivables	2,211	2,764	(6,207)	(2,472)	(869)
Decrease (increase) in other accounts receivables	(502)	530	327	770	(50)
Decrease (increase) in inventories and long-term inventories	638	(1,938)	2,650	4,743	(3,490)
Decrease (increase) in deferred expenses	(1,400)	814	(1,471)	255	1,209
Increase (decrease) in trade payables	(1,461)	1,898	1,111	(342)	3,261
Increase (decrease) in other accounts payables	(584)	196	75	759	(344)
Decrease in deferred revenues	(1,247)	(1,829)	(1,070)	(983)	(4,026)

	(2,345)	2,435	(4,585)	2,730	(4,309)

Cash paid and received during the period for:
Interest paid	(243)	(602)	(122)	(301)	(1,210)
Interest received	594	132	244	38	758
Taxes paid	(47)	(64)	(18)	(4)	(158)

	304	(534)	104	(267)	(610)

Net cash used in operating activities	$(7,675)	$(5,279)	$(5,667)	$(3,733)	$(9,918)

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Investing Activities
Short-term investments	$25	$(26,784)	$400	$(3,352)	$(23,746)
Purchase of property and equipment	(1,332)	(1,535)	(823)	(919)	(3,076)
Proceeds from sale of property and equipment	-	-	-	-	3

Net cash used in investing activities	(1,307)	(28,319)	(1,223)	(4,271)	(26,819)

Cash Flows from Financing Activities
Exercise of options into shares	1,165	39	1,165	39	88
Repayment of convertible debentures	-	-	-	-	(7,728)

Net cash provided (used in) by financing activities	1,165	39	1,165	39	(7,640)

Exchange differences on balances of cash and cash equivalent	78	(468)	(479)	(266)	(187)

Decrease in cash and cash equivalents	(7,739)	(34,024)	(6,204)	(8,231)	(44,564)

Cash and cash equivalents at the beginning of the period	14,546	59,110	13,011	33,314	$59,110

Cash and cash equivalents at the end of the period	$6,807	$25,083	$6,807	$25,083	$14,546

Significant non-cash transactions
Exercise of convertible debentures into shares	$-	$7	$-	$-	$-

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of June 30, 2015 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-         Operating Segments

a.	General:

The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30,2015

Revenues	$15,881	$12,295	$28,176

Gross profit	$2,951	$1,081	4,032

Unallocated corporate expenses			(12,238)
Finance income, net			570

Loss before taxes on income			$(7,636)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Six months period ended June 30,2014

Revenues	$16,142	$12,842	$28,984

Gross profit	$1,436	$1,760	3,196

Unallocated corporate expenses			(13,793)
Finance expenses, net			(853)

Loss before taxes on income			$(11,450)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30,2015

Revenues	$12,708	$6,538	$19,246

Gross profit	$3,073	$567	3,640

Unallocated corporate expenses			(6,096)
Finance income, net			114
Loss before taxes on income			$(2,342)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended June 30,2014

Revenues	$8,721	$7,076	$15,797

Gross profit (loss)	$(982)	$916	(66)

Unallocated corporate expenses			(7,824)
Finance expenses, net			(461)

Loss before taxes on income			$(8,351)

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2014

Revenues	$44,389	$26,676	$71,065

Gross profit	$11,772	$3,270	$15,042

Unallocated corporate expenses			(26,521)
Finance expenses, net			(1,682)

Loss before taxes on income			$(13,161)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments (Cont.)

a.	Classification of financial instruments by fair value hierarchy

Financial assets measured at fair value

	Level 1	Level 2
	In thousands
June 30, 2015
Derivatives instruments qualified for hedging	$-	$105
Marketable securities at fair value through profit or loss:
Equity shares	584	-
Mutual funds	1,332	-
Exchange traded notes	25	-
Debt securities (corporate and government)	7,118	-

Available for sale debt securities (corporate and government)	$-	$28,452

	$9,059	$28,557

June 30, 2014
Derivatives instruments qualified for hedging	$-	$72
Marketable securities at fair value through profit or loss:
Equity shares	833	-
Mutual funds	2,379	-
Exchange traded notes	78	-
Debt securities (corporate and government)	10,972	-
	14,262	72

Available for sale debt securities (corporate and government)	$-	$28,341

	$4,262	$28,413
Marketable securities at fair value through profit or loss:
Equity shares	$587	$-
Mutual funds	577	-
Exchange traded notes	46	-
Debt securities (corporate and government)	7,610	-

Available for sale debt securities (corporate and government)	$-	$28,530

	$8,820	$28,530

Financial liabilities measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2014
Derivatives instruments qualified for hedging	$-	$76

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

Liabilities for which fair values are disclosed

Level 1
In thousands
June 30, 2015
Convertible debentures	$8,185

June 30, 2014
Convertible debentures	$18,528

December 31, 2014
Convertible debentures	$8,275

b.
During the six months ended on June 30, 2015 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 5:-	Significant Events during the period

a.	On April 26, 2015 the Company's Compensation Committee approved an increase of the pool of shares allocated for grant under the 2011 option plan by 500,000 shares.

b.
On April 27, 2015 the Company's Board of Directors approved the grant, for no consideration, of 504,075 options to employees, management and directors of the Company exercisable into ordinary shares at an exercise price of NIS 17.84 for employees and NIS 18.73 for management and directors (see also note 5.c below). The fair value of the options was $1.2 million.

c.
On June 30, 2015, General Meeting of Shareholders of the Company approved the grant of 25,000 options to the Company’s directors and the grant of 120,000 options for the new Company’s Chief Executive Officer exercisable into 145,000 ordinary shares at an exercise price of NIS 18.73.The fair value of the options was estimated at $0.2 million. In addition, the General Meeting of Shareholders of the Company approved the terms of engagement of Mr. Amir London as the Chief Executive Officer, effective as of July 1, 2015 and the terms of engagement of Mr. David Tsur as our Active Deputy Chairman, effective as of July 1, 2015.